FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of June, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building
4 Fuxingmennei Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on resolutions passed at 2009 annual general meeting of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on June 23, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

RESOLUTIONS PASSED AT 2009 ANNUAL GENERAL MEETING

This announcement sets out the resolution passed at the AGM convened on 22 June 2010.

Reference is made to the notice of meeting of 2009 annual general meeting (the “AGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 7 May 2010.

The AGM was held at 9:00 a.m. on 22 June 2010 at Holiday Inn Central Plaza Beijing, 1 Caiyuanjie, Xuanwu District, Beijing, the People’s Republic of China (the “PRC”). As entrusted by Mr. Cao Peixi, Chairman of the Company, Mr. Huang Long, Vice Chairman of the Company, presided over the AGM as the chairman.

As at the record date (i.e. 1 June 2010), there were totally 12,055,383,440 shares of the Company entitled to attend the AGM to vote for or against the resolutions tabled thereat. Shareholders and authorised proxies holding an aggregate of 9,477,707,892 shares of the Company, representing 78.62% of the total shares of the Company, were present at the AGM. Holders of 618,184,792 H shares of the Company, through HKSCC (Nominees) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf. Holders of 516,608,320 H shares of the Company, through HSBC Nominees (Hong Kong) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf.

None of the shareholders of the Company shall abstain from voting on the resolutions tabled at the AGM under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the joint scrutineers for the vote-takings.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolutions:

ORDINARY RESOLUTIONS

1.	The working report from the board of directors of the Company for year 2009 was considered and approved.

9,474,206,065 shares, representing approximately 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,452,967 shares voted against.

2.	The working report from the supervisory committee of the Company for year 2009 was considered and approved.

9,475,288,485 shares, representing 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,470,727 shares voted against.

3.	The audited financial statements of the Company for year 2009 was considered and approved.

9,433,989,845 shares representing 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,224,807 shares voted against.

4.	The profit distribution plan of the Company for year 2009 was considered and approved.

9,474,357,245 shares, representing 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,000,767 shares voted against.

5.	The proposal regarding the appointment of the Company’s auditors for year 2010 was considered and approved.

9,467,460,925 shares, representing 99.97% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 3,298,487 shares voted against.

SPECIAL RESOLUTION

6.	The proposal regarding the issue of short-term debentures was considered and approved.

9,470,968,365 shares, representing approximately 99.94% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 5,344,287 shares voted against.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
23 June 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    June 23, 2010